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                             January 28, 2022

       James C. Katzaroff
       President and Chief Executive Officer
       VirExit Technologies, Inc.
       719 Jadwin Avenue
       Richland, Washington 99352

                                                        Re: VirExit
Technologies, Inc.
                                                            Form 1-A
                                                            Filed January 24,
2022
                                                            Filed No. 024-11785

       Dear Mr. Katzaroff:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6001 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing